Exhibit 8.2

4890 Owen Ayres Ct. Suite 200 Eau Claire, WI 54701	715 832 3407 wipfli.com

June 12, 2024

Boards of Directors

Monroe Federal Savings and Loan Association

Monroe Federal Bancorp, Inc.

24 East Main Street

Tipp City, Ohio 45371

Board of Directors:

You have requested this firm’s opinion regarding the material Ohio Financial Institution Tax (“FIT”) and Ohio individual income tax consequences to the account holders of the proposed conversion (the “Conversion”) of Monroe Federal Savings and Loan Association (the “Association”) from a federally-chartered mutual savings association to a federal stock savings association (“Stock Association”), pursuant to the Plan of Conversion of Monroe Federal Savings and Loan Association adopted by the Board of Directors of the Association (the “Plan”). In the Conversion to occur in October of 2024 or at least sometime in fourth quarter of 2024, all of the Association’s to-be-issued capital stock, consisting entirely of voting common stock, will be acquired by Monroe Federal Bancorp, Inc., a Maryland corporation (the “Holding Company”). All capitalized terms used but not defined herein shall have the same meaning as set forth in the Plan.

FACTS

For purposes of this opinion, we have reviewed the applicable Ohio authority. In forming and issuing our opinion, we have relied on the written opinion regarding the federal tax treatment of the transaction prepared by Luse Gorman, PC. (“Federal Opinion” and Attachment A). Consistent with that Federal Opinion, our opinion assumes that the Conversion will constitute a reorganization within the meaning of Code Section 368(a)(1)(F), and no gain or loss will be recognized to either the Association or to the Stock Association as a result of such Conversion. The Conversion is scheduled to occur in October of 2024 (i.e., fourth quarter).

We have also received assurances from you that:

1.	Association has been and Stock Association will be treated as a C corporation for federal income tax purposes.

2.	The Association has in the past filed a quarterly Report of Condition and Income, referred to as a “Call Report.” The Office of the Comptroller of the Currency (“OCC”) has been the Bank’s primary regulator.

3.	The Association previously filed the Ohio Form FIT 10 for tax year 2024 based on its total equity capital and total consolidated assets as stated in its Call Report for the calendar year ending December 31, 2023.

Boards of Directors

Monroe Federal Savings and Loan Association

Monroe Federal Bancorp, Inc.

June 12, 2024

4.	The Association filed a Call Report for the first quarter of the calendar year ending December 31, 2024. The Association will file a Call Report for the second and third quarter of the calendar year ending December 31, 2024. There will be no gain or loss on the Conversion realized or recognized in the Association’s Call Report for the third quarter of the calendar year ending December 31, 2024.

5.	Stock Association’s beginning balance sheet after the Reorganization will start with Association’s ending balance sheet for purposes of Generally Accepted Accounting Principles (“GAAP”) and preparation of the Call Report.

6.	The Association is and will continue to qualify as, after the Conversion when it becomes Stock Association, a federal savings association or federal savings bank chartered under 12 U.S.C. 1464.

7.	The OCC will continue to act as the Stock Association’s primary regulator. Stock Association will use the Association’s charter and certificate of authority to continue business after the Reorganization.

8.	The Stock Association will file a Call Report for the fourth quarter of the calendar year ending December 31, 2024. The Call Reports for the fourth quarter will contain the cumulative income of the Association and Stock Association for all of calendar year 2024 for the fourth quarter. There will be no gain or loss recognized on the Conversion in the Stock Association’s Call Report for the fourth quarter of the calendar year ending December 31, 2024.

9.	The Association is not, and after the Conversion when it becomes a Stock Association will not be, an institution organized under the "Federal Farm Loan Act," 39 Stat. 360 (1916), or a successor of such an institution, a company chartered under the "Farm Credit Act of 1933," 48 Stat. 257, or a successor of such a company, an association formed pursuant to 12 U.S.C. 2279c-1, an insurance company, or a credit union.

10.	Holding Company is a newly-formed legal entity. It did not and will not file a Form FR Y–9 or FR Y-9SP for the period prior to the Conversion.

11.	Holding Company will qualify as a savings and loan holding company and its primary regulator will be the OCC.

12.	Holding Company will file a Form FR Y- 9SP Parent Only Financial Statements for Small Holding Companies for the period ending December 31, 2024. The FR Y-9SP will only contain Holding Company’s activity from the date it owns Stock Association.

13.	The Holding Company is expected to loan funds to the newly-formed employee stock ownership plan (“ESOP”) to purchase up to 8% of the shares of Common Stock sold in the Offering, including any Subscription Shares to be issued and sold as a result of an increase in the maximum of the Offering Range after commencement of the Subscription Offering and before the completion of the Conversion. The loan to the ESOP will be recorded as a contra equity account.

Boards of Directors

Monroe Federal Savings and Loan Association

Monroe Federal Bancorp, Inc.

June 12, 2024

14.	There will be no gain or loss on the Conversion recognized in Holding Company’s Form FR Y-9SP ending December 31, 2024.

15.	The issuance of stock and capital infusion will cause Holding Company’s net worth to increase as compared to Association’s net worth prior to the Conversion. The increase in capital will increase Holding Company’s common stock and its Additional Paid In Capital (“APIC”) as reflected on the balance sheet portion of its Form FR Y-9SP. The cost of the Conversion will be netted against the value of the common stock and APIC listed on the balance sheet after the Reorganization. Any funds lent to the ESOP as part of the conversion will be included as contra equity in the other equity section of the balance sheet portion of its Form FR Y-9SP.

16.	Holding Company is not and will not be considered a "Grandfathered unitary savings and loan holding company" as defined in 12 U.S.C. 1467a(c)(9)(C), as that section existed on December 31, 1999.

17.	Holding Company is not and will not be considered a "Diversified savings and loan holding company" as defined in 12 U.S.C. 1467a, as that section existed on January 1, 2012.

18.	Holding Company will file the Ohio Form FIT 10 for tax year 2025 based on its total equity capital as stated on the Form FR Y-9SP, which would include all of Association and Stock Association’s activity in calendar year 2024 under equity accounting and its total consolidated assets as reflected on its Schedule SC-M of the Form FR Y-9SP for the calendar year ending December 31, 2024. Holding Company will be the reporting person and will report Stock Association and any other subsidiaries included in consolidated total assets on Schedule SC-M.

BACKGROUND

The Association is a federal mutual savings association that is in the process of converting to a federal stock savings association. As a federal mutual savings association, the Association has no authorized capital stock. Instead, the Association, in mutual form, has a unique equity structure. A depositor in the Association is entitled to payment of interest on his or her account balance as declared and paid by the Association. A depositor has no right to a distribution of any earnings of the Association, except for interest paid on the deposit balance, and such earnings become retained earnings of the Association. However, a depositor has a pro-rata ownership interest in the net worth of the Association based upon the deposit balance in his or her account. This interest may only be realized in the event of a complete liquidation of the Association. A depositor who reduces or closes his or her deposit account with the Association receives solely the balance of his or her deposit account. In connection with and at the time of the Conversion, Eligible Account Holders and Supplemental Eligible Account Holders will exchange their liquidation rights in the Association for an interest in a liquidation account (“Liquidation Account”) established at the Stock Association.

Boards of Directors

Monroe Federal Savings and Loan Association

Monroe Federal Bancorp, Inc.

June 12, 2024

PROPOSED TRANSACTION

The Holding Company has been formed under the laws of the State of Maryland for the purpose of the proposed transactions described herein, to engage in business as a savings and loan holding company and to own all of the outstanding capital stock of the Stock Association. The Holding Company will issue shares of its voting common stock (“Common Stock”), upon completion of the mutual-to-stock conversion of the Association, to persons purchasing such shares as described in greater detail below.

Following regulatory approval, the Plan provides for the offer and sale of shares of Common Stock in a Subscription Offering pursuant to nontransferable subscription rights on the basis of the following preference categories: (1) Eligible Account Holders; (2) the Association’s tax-qualified employee benefit plans, including the newly formed employee stock ownership plan; (3) Supplemental Eligible Account Holders; and (4) Other Members, all as described in the Plan. The amount of shares at the minimum of the offering range must be sold. If shares remain after all orders are filled in the categories described above, the Plan calls for a community offering to the general public with a preference given to residents of the general public residing in the Local Community (“Community Offering”), followed by a syndicated community offering (“Syndicated Community Offering”) for the shares not sold in the Community Offering.

Pursuant to the Plan, all such shares will be issued and sold at a uniform price per share. The aggregate purchase price at which all shares of Common Stock will be offered and sold pursuant to the Plan will be equal to the estimated pro forma market value of the Holding Company and the Association, as converted. The estimated pro forma market value will be determined by Feldman Financial Advisors, Inc., an independent appraiser. The conversion of the Association from mutual-to-stock form and the sale of newly issued shares of the stock of the Stock Association to the Holding Company will be deemed effective concurrently with the closing of the sale of Common Stock.

OPINION

Based solely upon the foregoing information, we render the following opinion:

1.	The Revised Code does not impose a state income tax on C corporations and associations. R.C. 5726.04(A) levies a tax on the total equity capital of a “financial institution,” which is defined to include a federal savings bank and a savings and loan holding company. R.C. 5726.01(H). The FIT is imposed on financial institutions that are doing business in Ohio on the lien date of January 1st and that calendar year is defined as the “tax year.” R.C. 5726.02(A) and R.C. 5726.01(P). In this matter, the “tax year” is calendar year 2025. The “taxable year” is the calendar year preceding the year in which an annual report is required to be filed based on the total equity capital as reflected in the Call Report. R.C. 5726.01(Q). In this matter, the “taxable year” is calendar year 2025 and the FIT will be based on Stock Association’s total equity capital reflected as of December 31, 2024.

Boards of Directors

Monroe Federal Savings and Loan Association

Monroe Federal Bancorp, Inc.

June 12, 2024

2.	For a small savings and local holding company such as Holding Company, Ohio Administrative Code 5703-33-05(B) provides that the total equity capital from the FR Y-9SP will be used as the total equity capital on the Form FIT 10. The Rule reasons that because “total equity capital” in the Form FR Y-9SP is based on the parent company’s net worth under equity accounting and includes all subsidiaries for which it exercises significant control, only one Form FIT 10 needs to be filed for the group. The statutory provisions do not explicitly address small holding company structures, but R.C. 5726.01(H), (N)(1) and (S) provide a similar conclusion as applied for large holding companies that file a FR Y-9.

3.	The Ohio personal income tax incorporates the Internal Revenue Code of 1986, as amended pursuant to R.C. 5747.01(H) through March 15, 2023. R.C. 5701.01(B)(1). The calculation of Ohio adjusted gross income or adjusted gross income starts with “federal adjusted gross income, as defined in the Internal Revenue Code” pursuant to R.C. 5747.01(A) and Chapter 5747 does not contain a provision modifying I.R.C. Sections 368 or 354. Therefore, consistent with IRC Section 354(a) and the Federal Opinion, no gain or loss will be recognized by the account holders of the Association upon the issuance to them of withdrawable deposit accounts in Stock Association in the same dollar amount and under the same terms as their deposit accounts in the Association and no gain or loss will be recognized by Eligible Account Holders or Supplemental Eligible Account Holders upon receipt by them of an interest in the Liquidation Account of Stock Association, in exchange for their ownership interests in the Association under Chapter 5747 of the Ohio Revised Code.

SCOPE OF OPINION

We have further assumed the absence of adverse facts not apparent from the Federal Opinion and representations provided. In issuing our opinion, we have assumed that the Association will comply with the terms and conditions of the Plan of Conversion and that the various representations and warranties that are provided to us are accurate, complete, true, and correct. Accordingly, we express no opinion concerning the effect, if any, of variations from the foregoing. We specifically express no opinion concerning tax matters related to the Plan under federal income tax law. We specifically express no opinion concerning tax matters relating to the Plan under state and local tax laws except on the basis of the documents and assumptions described above.

Boards of Directors

Monroe Federal Savings and Loan Association

Monroe Federal Bancorp, Inc.

June 12, 2024

In issuing the opinion set forth below, we have relied solely on existing provisions of the Ohio Revised Code (the “Revised Code” or “R.C.”), existing provisions of the Ohio Administrative Code (“Rules”) thereunder, current administrative rulings, notices, and procedures, and court decisions. Such laws, regulations, administrative rulings, notices and procedures and court decisions are subject to change at any time and such change may be retroactively effective. If so, our views as set forth may be affected and may not be relied upon. This opinion is as of the date hereof, and we disclaim any obligation to advise you of any change in any matter considered herein after the date hereof.

In rendering our opinion, we have assumed that the persons and entities identified in the Plan will at all times comply with applicable state and federal laws and the factual representations of the Association, Stock Association, and Holding Company. In addition, we have assumed that the activities of the persons and entities identified in the Plan will be conducted strictly in accordance with the Plan. Any variations or differences in facts or representations recited herein, for any reason, may affect our conclusions, possibly in an adverse manner, and the opinions we are rendering inapplicable. For purposes of this opinion, we are relying on the factual representations provided to us by the Association, which are incorporated herein by reference.

We emphasize that the outcome of litigation cannot be predicted with certainty and, although we have attempted in good faith to opine as to the probable outcome of the merits of each tax issue with respect to which an opinion was requested, there can be no assurance that our conclusions are correct or that they would be adopted by the government, taxing authorities, or a court. This letter represents our views as to interpretation of existing law and, accordingly, no assurance can be given that the Ohio Department of Taxation upon audit will agree with the above analysis.

If you have any questions regarding this letter, please contact Traci Hollister at 715-858-6638.

Sincerely,

Wipfli LLP

Enc.